

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 16, 2006

Mr. Robert Castaigne
Chief Financial Officer
Total S.A.
2, place de la Coupole
La Defense 6
92400 Courbevoie
France

> **Re:** **Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **Response Letter Dated October 25, 2006**
> **File No. 1-10888**

Dear Mr. Castaigne :

  We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statement of Cash Flows, page F-4

1.  We note your response to our prior comment number four. Please advise us of the nature of the costs you are presenting as "Exploration costs directly charged to expenses." It is unclear whether these costs are geological/geophysical costs, which under US GAAP are expensed as incurred, or if these costs relate to exploratory well costs that have been drilled and evaluated in the same period.

2.      Please consider modifying your description of these exploratory costs in your cash flow statement presentation, to more clearly indicate their nature to avoid investor confusion.

Note 1 – Accounting Policies

E.  Income Taxes, page F-8

3.      We note your response to our prior comment number six.  Please expand your accounting policy as previously requested to clarify your policy regarding such matters, to enhance investor understanding.

4.      As previously requested in prior comment six, please also address similarly your policy regarding financing leases.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,


                                        Jill S. Davis
                                        Branch Chief